Exhibit 21.1

Houghton Mifflin Harcourt Company Subsidiaries

Greenwood Publishing Group, Inc.

HMH Intermediate Holdings (Delaware), LLC

HMH IP Company

HMH Publishers LLC

HMH Publishing Company

Houghton Mifflin Company International, Inc.

Houghton Mifflin Harcourt (Asia) Pte. Ltd.

Houghton Mifflin Harcourt Publishers, Inc.

Houghton Mifflin Harcourt Publishing Company

Houghton Mifflin PLC

International Center for Leadership in Education, Inc.

Tribal Nova, Inc.